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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          HOMELAND HOLDING CORPORATION
                          ----------------------------

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------

                         (Title of Class of Securities)

                                    43739T104
                                ----------------

                                 (CUSIP Number)

                           CHRISTOPHER E. MANNO, ESQ.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000
                       -----------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 1998
                                ----------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                                       1
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                                  SCHEDULE 13D

CUSIP No. 43739T104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  630,815*
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   630,815*
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            630,815*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                                    13.1%*

14       Type of Reporting Person
                  OO, IA

-----------------------------
         * See Item 5 herein.

                                        2
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                                  SCHEDULE 13D

CUSIP No. 43739T104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros      (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  630,815*
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            630,815*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            630,815*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                                    13.1%*

14       Type of Reporting Person

                  IA

-----------------------------
         * See Item 5 herein.

                                       3
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                                  SCHEDULE 13D

CUSIP No. 43739T104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  630,815*
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            630,815*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            630,815*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                                    13.1%*

14       Type of Reporting Person

                  IA

-----------------------------
         * See Item 5 herein.

                                       4
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ITEM 1.  SECURITY AND ISSUER

                  This Amendment No. 2 to Schedule 13D (the "Amendment No. 2") relates to shares of Common Stock, $0.01 par value per share (the "Common Stock"), of Homeland Holding Corporation, a Delaware corporation (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D (the "Statement") of the Reporting Persons dated June 23, 1997, as amended. The principal executive offices of the Issuer are located at 2601 Northwest Expressway, Oil Center-East, Suite 1100, Oklahoma City, Oklahoma 73112. This Amendment No. 2 is being filed by the Reporting Persons solely to report the recent acquisitions, pursuant to the Restructuring, of shares of the Common Stock held for the accounts of Quantum Partners and Quasar Partners as a result of which the percentage of the total number of shares of Common Stock outstanding of which each of the Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The third and fifth paragraphs of Item 3, respectively, are hereby amended and restated as follows:

                  Quantum Partners expended approximately $8,287,548 of its working capital to purchase $14,537,000 aggregate principal amount of Old Notes which under the Plan of Reorganization have to date resulted in Quantum Partners' receipt of 321,893 shares of Common Stock.

                  Quasar Partners expended approximately $497,000 of its working capital to purchase $1,000,000 aggregate principal amount of Old Notes which under the Plan of Reorganization have to date resulted in Quasar Partners' receipt of 18,454 shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Each of the Reporting Persons may be deemed the beneficial owner of 630,815 shares of Common Stock (approximately 13.1% of the total number of shares of Common Stock outstanding). This number consists of (i) 606,961 shares of Common Stock held for the account of Quantum Partners and (ii) 23,854 shares of Common Stock held for the account of Quasar Partners.

                      Pursuant to the Plan of Reorganization, the Reporting Persons are entitled to receive a ratable share of a distribution of an as yet undetermined number of shares of Common Stock on certain specified future dates commencing on June 30, 1997 (as described in Item 4 of the Issuer's Amendment No. 1 to Form 10, filed with the Securities and Exchange Commission (the "Commission") on November 20, 1996). The shares of Common Stock shall be distributed from a certain disputed claims reserve established by the Issuer under the Plan of Reorganization in an amount contingent upon the number of claims (defined as "Disallowed Claims" therein) disapproved since the Effective Date.

                      The Reporting Persons were granted registration rights for the shares of Common Stock obtained under to the Plan of Reorganization (the "Registrable Shares") pursuant to a certain Noteholder Registration Rights Agreement (the "Registration Rights Agreement"). Upon the second anniversary of the Effective Date, the Remaining Noteholders (as defined therein), including Quantum Partners and Quasar Partners, holding a minimum of 470,000 Registrable Shares (the "Registration Trigger Amount") may request registration, under the Securities Act of 1933, as amended, for all their Registrable Shares or a portion thereof that at such time constitutes in the aggregate not less than the Registration Trigger Amount and/or not less than $6,000,000 aggregate principal amount. The Registration Rights Agreement appears as Exhibit 4d to Issuer's Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as filed with the Commission on March 28, 1997.


                                       5
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                  (b) (i) Pursuant to the terms of the contract  between Quantum
Fund and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, SFM LLC may be deemed to have sole power, and each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power, to direct the voting and disposition of the 606,961 shares of Common Stock held for the account of Quantum Partners.

                      (ii) Pursuant to the terms of the contract between Quasar Partners and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, SFM LLC may be deemed to have sole power, and each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power, to direct the voting and disposition of the 23,854 shares of Common Stock held for the account of Quasar Partners.

                   (c) Each of the acquisitions listed in Annex B represents a distribution under the Plan of Reorganization, pursuant to the terms thereof, as adopted on the Effective Date. Except for the acquisitions listed in Annex B hereto, there have been no transactions effected with respect to the shares of Common Stock since December 5, 1997 (sixty days prior to the date hereof) by any of the Reporting Persons, Quantum Partners or Quasar Partners. The Reporting Persons acquired voting power and investment power over the shares of Common Stock reported herein, and may be deemed to have beneficially owned said shares of Common Stock for purposes of Section 13(d) of the Act, as of the dates set forth opposite each acquisition in Annex B.

                   (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including shares of Common Stock) held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                       (ii) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including shares of Common Stock) held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                   (e)     Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

B. Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

C. Joint Filing Agreement dated June 23, 1997 by and among Soros Fund Management LLC, Mr. George Soros and Mr. Stanley F. Druckenmiller (filed as Exhibit C to the Initial Statement and incorporated herein by reference).


                                       6
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1998                     SOROS FUND MANAGEMENT LLC


                                            By: /s/ Michael C. Neus
                                                -----------------------
                                                Michael C. Neus
                                                Assistant General Counsel


                                            GEORGE SOROS


                                            By: /s/ Michael C. Neus
                                                -----------------------
                                                Michael C. Neus
                                                Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By: /s/ Michael C. Neus
                                                -----------------------
                                                Michael C. Neus
                                                Attorney-in-Fact





                                        7
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                                     ANNEX B

     RECENT ACQUISITIONS IN THE COMMON STOCK OF HOMELAND HOLDING CORPORATION




    For the Account of        Date of Acquisition    Nature of Acquisition     Number of Shares          Price Per Share
    --------------------------------------------------------------------------------------------------------------------

     QUANTUM PARTNERS              12/31/97               Plan Shares              40,585                     n/a
     LDC*
                                    1/30/98               Plan Shares              21,312                     n/a





     QUASAR                         1/30/98               Plan Shares               4,376                     n/a
      INTERNATIONAL
      PARTNERS C.V.*





--------------------------------
* Acquisitions effected pursuant to the Restructuring and at the direction of SFM LLC.
                                        8
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